Morse, Zelnick, Rose & Lander

A LIMITED LIABILITY PARTNERSHIP

825 THIRD AVENUE

NEW YORK, NEW YORK 10022-4405

212-838-1177

FAX – 212-208-6809

January 26, 2016

WRITER’S DIRECT LINE
(212) 838-8040

(Filed via EDGAR)

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Attention:	Tom Kluck, Esq.
Sandra B. Hunter, Esq.

RE:	Manhattan Bridge Capital, Inc.
Registration Statement on Form S-11
Filed: January 6, 2016
SEC File No.: 333-208894

Dear Mr. Kluck and Ms. Hunter:

Reference is made to your letter, dated January 21, 2016, regarding the above referenced registration statement (the “Registration Statement”).

In response thereto, Manhattan Bridge Capital, Inc. and MBC Funding II Corp. are filing Amendment No. 1 to the Registration Statement as joint registrants (which was the intention from the outset), including the prospectus contained therein and the exhibits thereto. As stated in the Explanatory Note on the cover page of the Registration Statement, the sole purpose of Amendment No. 1 is to include MBC Funding II Corp. as a registrant. No other changes have been made to the Registration Statement, the prospectus included therein or the exhibits thereto.

Very truly yours,

/s/	STEPHEN A. ZELNICK
Stephen A. Zelnick